Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. – SERIES A AND SERIES B SUPPLEMENT
DATED OCTOBER 18, 2011 TO PROSPECTUS DATED MAY 13, 2011

SEPTEMBER 2011 PERFORMANCE UPDATE

	September 2011	Year to Date	Total NAV 9/30/2011	NAV per Unit 9/30/2011

Series A	-2.81%	-0.82%	$38,438,459	$1,538.01
Series B	-4.59%	0.47%	$46,126,614	$1,781.77

          * All performance is reported net of fees and expenses

Fund results for September 2011:

          The Fund’s trading strategies posted disappointing results in September as economic uncertainty spiked, precipitating a severe bout of commodity market liquidation and corresponding flight to the U.S. dollar and treasuries. Equities came under pressure early as poor U.S. unemployment data and growing dysfunction in European money markets prompted liquidation. Values remained under duress for the balance of the month as the International Monetary Fund, the U.S. Federal Reserve, and European Central Bank offered bearish assessments of downside risks to global growth. The U.S. dollar gained along with U.S. and European treasuries as investors flocked to safe haven assets while awaiting further clarity from European authorities. Gold and silver reversed August’s gains on a stronger U.S. dollar, increased margin requirements, and collateral damage from commodity and equity market liquidation. Grains and softs were hit particularly hard amid the fundamental reassessment of demand, a stronger U.S. dollar and improved production prospects. The Fund’s short-term strategies further detracted from overall performance as losses in currencies and energies offset gains in bonds, metals, and stocks.

          The Fund experienced significant losses in grains and agricultural markets in September. Losses were seen in grain market trades amid global economic concerns, weakening demand, seasonal harvest pressure and a strong U.S. dollar. Positions in agricultural products underperformed as the combination of excellent production and the increasing likelihood of a global recession resulted in heavy liquidation.

          Allocations to currencies and money markets also yielded negative returns in September. Losses in currency markets resulted from a massive flight out of risk assets, including commodities, commodity currencies, and emerging market equities propelled the dollar sharply higher against a global basket of currencies. Positions in global money markets lost ground in September as continued instability in financial markets led to choppy action at the top of the recent range. Pressure continued to mount on

European officials as major bank shares fell amid reports of rising dysfunction in the inter-bank lending market. This prompted the major central banks to coordinate funding and stability to the system.

          The Fund’s models produced gains in metals and bonds in September. Metals markets saw positive results overall as the seemingly intractable European debt crisis escalated pessimism regarding industrial metal demand. The Fund’s bond portfolio continued to perform well during September as fear and central bank intervention drove major sovereign debt prices higher. As world commodity and equity prices fell, investors poured their cash into the safe haven assets of medium and long-term sovereign debt.

          Other markets, relative to those discussed above, did not have a substantial impact on the month’s overall negative performance.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. – SERIES A
September 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended September 30, 2011)

STATEMENT OF INCOME
September 2011

Investment income, interest	$934

Expenses
Management fee	59,607
Ongoing offering expenses	32,220
Operating expenses	4,833
Selling Commissions	128,668
Other expenses	1,450
Incentive fee	—
Brokerage commissions	44,822

Total expenses	271,600

Net investment gain (loss)	(270,666)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,905,004)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,062,579

Net gain(loss) on investments	(842,425)

Net increase (decrease) in net assets from operations	$(1,113,091)

STATEMENT OF CHANGES IN NET ASSET VALUE
September 2011
Net assets, beginning of period	$39,054,377

Net increase (decrease) in net assets from operations	(1,113,091)

Capital share transactions
Issuance of shares	817,589
Redemption of shares	(320,416)

Net increase(decrease) in net assets from capital share transactions	497,173

Net increase(decrease) in net assets	(615,918)

Net assets, end of period	$38,438,459

NAV Per Unit, end of period	$1,538.01

SUPERFUND GREEN, L.P. – SERIES B
September 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended September 30, 2011)

STATEMENT OF INCOME
September 2011

Investment income, interest	$483

Expenses
Management fee	71,529
Ongoing offering expenses	38,664
Operating expenses	5,800
Selling Commissions	154,665
Other expenses	2,057
Incentive fee	—
Brokerage commissions	81,810

Total expenses	354,525

Net investment gain(loss)	(354,042)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(3,597,300)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,734,119

Net gain(loss) on investments	(1,863,181)

Net increase (decrease) in net assets from operations	$(2,217,223)

STATEMENT OF CHANGE IN NET ASSET VALUE
September 2011
Net assets, beginning of period	$49,428,187

Net increase (decrease) in net assets from operations	(2,217,223)

Capital share transactions
Issuance of shares	113,129
Redemption of shares	(1,197,480)

Net increase (decrease) in net assets from capital share transactions	(1,084,351)
Net increase(decrease) in net assets	(3,301,573)

Net assets, end of period	$46,126,614

NAV Per Unit, end of period	$1,781.77

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.